UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>September 1, 2006 to September 30, 2006</u>

Commission File Number of issuing entity: <u>333-131196-01</u>

<u>Home Loan Trust 2006-HI2</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131196

<u>Residential Funding Mortgage Securities II, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Company, LLC</u>
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Loan-Backed Notes, Series 2006-HI2, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the Home Loan-Backed Notes, Series 2006-HI2 (the "Notes"), dated May 24, 2006, and related Prospectus dated May 17, 2006 (collectively, the "Prospectus"), of the Home Loan Trust 2006-HI2 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Notes were offered under the Prospectus: Class A-1, Class A-2, Class A-3 and Class A-4.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings.

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network,

Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ITEM 9 – Exhibits.

      (a)   Documents filed as part of this report.

Exhibit 99.1   October 2006 Monthly Statement to Noteholders.

      (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3   Servicing Agreement, dated as of May 25, 2006 among Residential Funding Corporation, as master servicer, JPMorgan Chase Bank, National Association, as indenture trustee, and the Home Loan Trust 2006-HI2, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 4.4   Amended and Restated Trust Agreement, dated as of May 25, 2006 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 4.5   Indenture, dated as of May 25, 2006 between Home Loan Trust 2006-HI2, as issuer, and JPMorgan Chase Bank, National Association, as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 10.1   Home Loan Purchase Agreement, dated as of May 1, 2006 between Residential Funding Mortgage Securities II, Inc. and Residential Funding Corporation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 10.2   Financial Guaranty Insurance Policy, dated May 25, 2006, issued by Financial Guaranty Insurance Company relating to the Home Loan-Backed Notes, Series 2006-HI2, Class A Notes (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 99.1   October 2006 Monthly Statement to Noteholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 25, 2006

HOME LOAN TRUST 2006-HI2
(Issuing entity)

By: Residential Funding Company, LLC, as
        Master Servicer

By: /s/ Darsi Meyer
       Name: Darsi Meyer
       Title: Director

EXHIBIT 99.1 – MONTHLY STATEMENT TO NOTEHOLDERS